Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

October 18, 2021

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Irene Barberena-Meissner

Re:	Imperial Petroleum Inc.
CIK 0001876581
Amendment No. 1 to Draft
Registration Statement on Form F-1
Confidentially Submitted October 18, 2021

Ladies and Gentlemen:

This letter sets forth the response of Imperial Petroleum Inc. (the “Registrant”) to the comment letter dated August 30, 2021 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Draft Registration Statement on Form F-1 confidentially submitted via EDGAR on August 3, 2021 (the “Registration Statement”). On behalf of the Registrant, we have confidentially submitted to the SEC a revised Registration Statement (the “Revised Registration Statement”) today via EDGAR responding to the Staff’s comments. In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant. References to page numbers in the comments below are to page numbers in the Registration Statement. References to page numbers in the responses below are to page numbers in the Revised Registration Statement.

Cover Page

1.

Please revise to clarify, if true, that the Company’s common shares and Series A Preferred Shares will be distributed to holders of StealthGas common stock on a pro rata basis. We note your related disclosure on page 8.

Response: In response to the Staff’s comment, the Registrant has revised the cover page to clarify that its common shares and Series A Preferred Shares will be distributed to holders of StealthGas common stock on a pro rata basis.

Prospectus Summary

Market Opportunity, page 9

2.	Please provide us with supplemental support, or in the alternative provide citations, for the following statements relating to your market opportunity:

•

Nevertheless, crude tanker dwt demand is expected to increase by 3.6% in full year 2021 and by a further 4-5% in 2022, and product tanker demand is expected to increase by around 7% in 2021 as oil demand recovers further and OPEC+ output restrictions ease out.

•

We believe that increased scrapping activity apparent in 2020 and in the first half of 2021 (5.63 million dwt in the first half of 2021 as compared with 3.56 million dwt in full year 2020 and 3.35 million dwt in 2019) will be a trend that will continue in the longer term, as it is estimated that 7.2% of the existing fleet in each of the major shipping segments is older than 20 years.

Response: The Registrant has updated the disclosure in the Registration Statement on pages 9 and 10, including to provide citations to third party reports, which were not commissioned by the Registrant and are publicly available.

The Spin-Off Distribution

Conditions to the Spin-Off Distribution Occurring, page 16

3.    We note your disclosure here and elsewhere that the Spin-Off Distribution and the transfer of StealthGas’ product and crude oil tanker subsidiaries to you is subject to, among other things, obtaining various regulatory and third-party consents and approvals, including approval by your lenders. Please revise your disclosure in the filing as appropriate to disclose any material consents and approvals, including by your lenders, and any related risks.

Response: The Registrant has revised the disclosure in the Registration Statement on page 17 and elsewhere to indicate that the Spin-Off Distribution and the transfer of StealthGas’ product and crude oil tanker subsidiaries is subject to the Registrant’s consummation of the credit facility which the Registrant intends to use to refinance the existing debt secured by the assets to be transferred to the Registrant under which existing credit facilities lender consents would otherwise be required, and clarify that the Spin-Off Distribution and transfer of subsidiaries is not subject to any other material third-party consents or approvals, other than the effectiveness of the Registration Statement and listing of the shares on the Nasdaq Capital Market.

Risk Factors

We depend upon a few significant customers, due to the small size of our fleet, for our revenues, page 37

4.    You disclose that for the year ended December 31, 2020, you had four customers from which you derived 80.9% of your revenues and that you anticipate a limited number of customers will continue to represent significant amounts of your revenue. You also disclose that if these customers cease doing business or do not fulfill their obligations under the charters of your vessels, due to the increasing financial pressure on these customers or otherwise, your results of operations and cash flows could be adversely affected. To the extent you are substantially dependent on any agreements with these customers, please describe the material terms of such agreements and file the agreements as exhibits. Refer to Part II, Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief.

Response: The Registrant respectfully submits that it is not substantially dependent on any agreements with its customers. None of the current charter agreements with customers for the Company’s four vessels, two of which are operating on short duration employment in the spot charter market, are for a period of more than one year from September 30, 2021. In addition, the time charters are not at rates significantly above the rates prevailing in the spot charter market and are otherwise on substantially standardized terms for the product and crude oil tanker markets. The Registrant expects to be able to re-employ its vessels at rates prevailing in the product tanker and crude oil tanker charter markets, which is a deep and liquid market consisting of a number of participants including oil majors and traders, at the time such agreements expire or are terminated.

In the last three months, the Registrant has rechartered two of its four vessels to two different customers in the spot market upon expiration of the prior charter agreements. During the six months ended June 30, 2021, five customers accounted for 80.9% of the Registrant’s revenues. In the prior five years through June 30, 2021, the four vessels comprising the Registrant’s fleet have been employed on charters with nineteen different customers, and the Company expects to be able to further diversify its customer base as it expands its fleet.

5.    We note your disclosure on page 51 that 67.4% of your common shares will be held by six separate shareholders. As these six shareholders will collectively share voting control over the Company, please expand this risk factor or add a separate risk factor to address risks related to this concentrated ownership of your common shares. Also, please disclose if these shareholders are affiliated.

Response:    In response to the Staff’s comment, the Registrant has revised the disclosure in the Registration Statement on pages 47 and 52 to address risks related to this concentrated ownership, and to indicate that these shareholders are not affiliated with one another.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Capital Expenditures, page 73

6.     We note your disclosure on page 8 that you plan to expand your fleet by investing in vessels, which may include vessels in other seaborne transportation sectors in addition to the product and crude tanker sectors, under favorable market conditions. Please expand your disclosures to quantify any material commitments for capital expenditures as of and subsequent to December 31, 2020 and an indication of the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements. Refer to Part I, Item 5.B.3 and Item 5.D. of Form 20-F.

Response: The Registrant has revised the disclosure in the Registration Statement on page 8 and elsewhere to indicate that it does not currently have any commitments to acquire additional vessels.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 76

7.    You disclose at page 81 you will enter into a management agreement for fleet management with Stealth Maritime prior to the spin-off distribution. Please tell us where the impact of the agreement is reflected in your pro forma adjustments. See Rule 11-02(a)(6) of Regulation S-X.

Response: The Registrant supplementally advises the Staff that the terms of the Registrant’s expected management agreement for fleet management with Stealth Maritime, as disclosed on page 9 and elsewhere in the Registration Statement, will be on substantially the same terms, including the same fee levels, as the management agreement between StealthGas and Stealth Maritime under which the vessels comprising the Registrant’s fleet have historically been managed. Therefore, no adjustment is necessary nor has any adjustment been made related to the agreement for the preparation of the pro forma condensed combined financial information.

8.    We note that you have included $200,000 of additional costs of being a public company as an autonomous entity adjustment in Note 3(c). Given the forward-looking nature of this adjustment, tell us why you have not characterized this as a management adjustment under Rule 11-02(a)(7) and provided the applicable disclosure and presentation requirements in Rule 11-02(a)(7)(ii) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement to provide further support that the amount of $200,000 of additional costs represents an autonomous-entity adjustment since it relates to costs that would be incurred as if Imperial Petroleum Inc. was a separate stand-alone entity.

Business

Background and Purpose of the Spin-Off Distribution, page 78

9.    You disclose on page 4 that the board of directors of StealthGas determined that a spinoff, in the form contemplated by the Spin-Off Distribution is the best alternative to enhance long-term shareholder value relative to other strategic alternatives. If material, disclose any other strategic alternatives the StealthGas board considered and why those alternatives were not pursued. Please also revise to provide more details regarding how the StealthGas board determined the Spin-Off Distribution is in the best interests of the shareholders. In addition, please disclose why the transaction is structured to include the creation and distribution of the Series A Preferred Shares.

Response: The Registrant supplementally advises the Staff that, based on the relevant facts and circumstances, no alternative strategic transactions were considered that are material, and it has clarified the disclosure in the Registration Statement in this respect.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to provide additional disclosure regarding the factors considered in determining that the Spin-Off Distribution is in the best interests of StealthGas and its shareholders.

As described on page 82 of the Registration Statement, the Series A Preferred Shares have been created for inclusion as part of the consideration for the contribution of the subsidiaries owning the vessels in our fleet and will be distributed by StealthGas in the Spin-Off Distribution to attempt to mitigate the impact on the value received by StealthGas stockholders in the Spin-Off Distribution that could result from volatility or dislocations in the trading price of the Imperial Petroleum common shares as non-convertible preferred shares, such as the Series A Preferred Shares, generally trade in relation to their liquidation preference per share with less volatility than common shares and the Series A Preferred Shares will provide returns to holders through a visible and consistent dividend, at the stated dividend rate of 8.75%, while a dividend will not initially be paid on the Imperial Petroleum common shares.

Certain Relationships and Related Party Transactions

Contribution Agreement, page 99

10.    We note your disclosure that the Contribution Agreement will set forth the agreements between you and StealthGas regarding the principal transactions necessary to separate you from StealthGas, and it also will set forth other agreements that govern certain aspects of your relationship with StealthGas after the completion of the separation. Please revise to describe these principal transactions and all material terms of the Contribution Agreement and related agreements.

Response: The Registrant has revised the disclosure on page 103 and elsewhere in the Registration Statement to clarify that the Registrant and StealthGas will not have any relationship after completion of the separation and Spin-Off Distribution, and neither the contribution agreement or any other agreement will contain agreements governing any such ongoing relationship. The Registrant will contract with Stealth Maritime Corporation S.A., as described under “Certain Relationships and Related Party Transactions—Management and Other Fees,” for various service after the separation and Spin-Off Distribution.

11.     We note your disclosure that you will agree to broad releases pursuant to which you will release StealthGas and its affiliates, successors and assigns from, and indemnify and hold harmless all such persons against and from, any claims against any of them that arise out of or relate to the management of your business and affairs on or prior to the distribution date. Please add related risk factor disclosure, or tell us why you do not believe this provision presents a material risk.

Response: The Registrant has revised the description of the Contribution Agreement on page 103, and added related risk factor disclosure on pages 58 and 59 in the Registration Statement.

*****

Please contact the undersigned (212.309.6704) at Morgan, Lewis & Bockius LLP if you have any questions with respect to the foregoing.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP

By:	/s/ Finn Murphy
Finn Murphy

cc:	Brian McAllister (Securities and Exchange Commission)

Craig Arakawa (Securities and Exchange Commission)

Laura Nicholson (Securities and Exchange Commission)

Harry N. Vafias (Imperial Petroleum Inc.)